EXHIBIT 99.1

Fury Engages Leading Firms to Advance Eau Claire Pre-Feasibility Study Work

TORONTO, June 09, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce it has engaged a team of technical consultants to lead the next phase of development for its Eau Claire Gold Project (“Eau Claire” the “Project), located in the Eeyou-Istchee/James Bay region of northern Quebec. This engagement marks the start of the Company’s pre-feasibility study (“PFS”) work to be completed in accordance with National Instrument 43-101 standards. The PFS is the continuation of the preliminary economic assessment study issued in 2025 (see news release dated September 2, 2025).

The Company has retained the services of SGS Geological Services (“SGS”), recognized for its global expertise in geological modeling and resource estimation and BBA Consultants (“BBA”), a top Canadian engineering firm, to lead all technical study disciplines, including mining, processing, infrastructure, and economic evaluation.

“The start of the PFS process marks a significant milestone on the road to production for the Eau Claire project,” said Tim Clark, CEO of Fury. “We are formally engaged and coordinating with SGS and BBA, both leading geological and engineering firms, with the goal of advancing development plans, providing investors with a clearer understanding of the projects potential.”

About SGS

SGS is the world’s leading Testing, Inspection and Certification company. SGS operates a network of over 2,500 laboratories and business facilities across 115 countries, supported by a team of over 100,000 dedicated professionals. SGS’ extensive services help to minimize risk, improve decision making and stakeholder engagement throughout the entire mining value chain includes commercial and on-site analytical solutions, metallurgy and consulting, process design and engineering, trade support and sustainability services.

About BBA

BBA is a trusted partner in the energy and natural resources sector, where they have operated for more than 45 years. With over 1,800 professionals in 25+ offices across Canada, the U.S. and Latin America, the firm delivers engineering, strategic advisory, environmental and field services. Recognized for its high-level expertise and collaborative approach, BBA combines technical excellence with strong field presence to rapidly mobilize the right experts wherever they are needed.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.